Mail Stop 3561

November 18, 2008

By Facsimile and U.S. Mail

Mr. Eduard Jaeger
President and Chief Executive Officer
Ironclad Performance Wear Corporation
2201 Park Place, Suite 101
El Segundo, California  90245

> **Re:** **Ironclad Performance Wear Corporation**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **File No.  0-51365**

Dear Mr. Jaeger:

We have reviewed your supplemental response letter dated October 23, 2008 as well as your filings and have the following comment.  As noted in our comment letter dated October 3, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Consolidated Financial Statements
Notes to Consolidated Financial Statements

Note 3.  Accounting Policies, page 31

Segment Information

1.      We note your proposed disclosures and responses to our prior comments seven and eight regarding the operating segments identified under paragraph 17 and your compliance with the reporting requirements of SFAS 131.  In this regard, explain to us in more detail the meaning of your response statement that "[t]he company does not define or compare discrete financial information for any component because all product lines are similar."  In particular, advise us how you applied paragraph 10 of SFAS 131 in determining that you have only one operating segment.  Disclose the factors you used in determining that

you have only one operating segment.  In addition, disclose in a separate footnote to the financial statements the product revenue information as required by paragraph 37 of SFAS 131 consistent with your similar proposed disclosures in management's discussion and analysis.  Please show us what your revised disclosures for future filings will look like.

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Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us a response. You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned at (202) 551-3377, if you have questions regarding our comment on the financial statements and related matters.

Sincerely,

Andrew Mew
Accounting Branch Chief